Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
tallyn@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-372-2272
jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

Optibase Showcases Advanced IPTV Platforms at PT Expo Comm China 2007

BEIJING and HERZLIYA, Israel – October 22, 2007 – Optibase Ltd. (NASDAQ:OBAS), a leading provider of advanced digital video solutions, announced today that it will demonstrate advanced encoding solutions that make it easier for IP service providers and enterprises to deploy IPTV Solutions at PT Expo Comm China 2007, October 23-27, 2007. Optibase will feature next generation video over IP products that give service providers the competitive edge.

Optibase creates high quality products that are easily integrated into IPTV deployments such as Bharti-Airtel and Aksh. Using the latest H.264 standard definition and high definition compression standards, Optibase is able to deliver top broadcast quality video, at low bitrates. The carrier grade platform architecture provides the utmost flexibility while ensure reliability for continuous 24x7 services.

The number of IPTV subscribers will rise from 2.7 million in 2006 to more than 33 million by 2012 in Asia Pacific, according to a recent In-Stat report. Optibase has a large presence in the Asia Pacific region and is in three out of four IPTV deployments in India with multiple IPTV deployments in Asia, including China, Japan, Vietnam, Korea and Taiwan. Recently, Optibase announced partnership agreements with Huawei, ZTE and deals with UTStarcom to provide IPTV services through telecommunications provider Askh and Bharti-Airtel in India.

Demos at PT Expo will include (booth #3915):

End-to-End IPTV Demo – Optibase’s IPTV Theater at PT Expo will feature a step-by-step presentation of an MGW platform working within a complete, integrated IPTV headend solution. The demo includes components such as: video-on-demand, middleware and conditional-access, making it easy for operators to deploy their IPTV system.

MGW HD – Optibase’s new, top quality H.264 HD encoding and streaming platform makes it is easy to combine HD channels into your program offering. In today’s market, providing HD programming allows IPTV operators to differentiate themselves from cable MSO’s thus giving them a competitive edge.

EZ TV – a comprehensive IPTV solution, which Optibase designed specifically for enterprises, tv networks, military and government facilities. By using a centralized server, users are able to view all channels using the EZ TV player PC client with minimal installation. A basic channel guide for program selection is also available as part of the solution features. This avoids security issues that are usually faced by IT managers when deploying such a solution, and radically simplifies the system’s setup and maintenance.

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.